UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42416

ELONG POWER HOLDING LIMITED

(Translation of registrant’s name into English)

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On February 26, 2026, Elong Power Holding Limited (the “Company”) entered into an underwriting agreement with Maxim Group LLC (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter and the Underwriter agreed to purchase from the Company, on a firm commitment basis, 21,700,000 units, each consisting of one Class A ordinary share of the Company, par value $0.00016 per share (the “Class A Ordinary Shares”) and one warrant to purchase one Class A Ordinary Share (the “Common Warrants”), at an offering price of $0.3231 per unit, for aggregate gross proceeds to the Company of approximately $7 million, before deducting underwriting discount, expenses and other estimated expenses payable by the Company.

Each Common Warrant is exercisable immediately on the date of issuance at an initial exercise price of US$0.3231 per share and will expire three (3) years from the date of issuance. On the 2nd and 5th trading day following the closing of this offering, the exercise price for the Common Warrants will be reduced to 70% and 50% of the initial exercise price, or $0.2262 and $0.1616 per share, respectively. Upon each reset to the exercise price for the Common Warrants, the number of issuable warrant shares will be proportionately increased so that the aggregate exercise price of the Common Warrants will remain the same. The Common Warrants also provides for a zero exercise price option, in which the holder will receive two (2) Class A Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration.

Pursuant to the Underwriting Agreement, the Underwriter will receive at the closing of the offering a fee of 7.0% of the gross proceeds of the offering and reimbursement of up to $100,000 for its actual and accountable out-of-pocket expenses and disbursements related to the offering.

We’ve also granted the Underwriter an option to purchase up to 3,255,000 additional Class A Ordinary Shares at $0.3221 per share and/or 3,255,000 additional Common Warrants at $0.001 per Common Warrant to cover any over-allotment. On February 26, 2026, the Underwriter partially exercised the over-allotment option with respect to 3,255,000 Common Warrants.

The offering and the partial exercise of the over-allotment option closed on February 27, 2026. The Company intends to use the net proceeds from the offering for the working capital and other general corporate purposes.

The securities in the offering are being offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-293527), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2026 and declared effective by the SEC on February 25, 2026.

The foregoing descriptions of the Underwriting Agreement and the Common Warrants are qualified by reference to the full text of such documents, which are furnished as exhibits to this report.

In connection with the offering, the Company issued a press release on February 26, 2026 announcing the pricing of the offering and a press release on February 27, 2026 announcing the closing of the offering, respectively. A copy of each press release is furnished as Exhibit 99.1 and Exhibit 99.2 to this report, respectively.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Class A Ordinary Shares or Common Warrants, nor shall there be any sale of Class A Ordinary Shares or Common Warrants in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026	Elong Power Holding Limited

	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description of Exhibits

4.1	Form of Common Warrant

10.2	Underwriting Agreement

99.1	Press Release, dated February 26, 2026

99.2	Press Release, dated February 27, 2026

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